UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
FORM 12b-25/A	0-17224
AMENDMENT NO. 1
CUSIP NUMBER
NOTIFICATION OF LATE FILING	25811P100

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	March 31, 2007
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:
Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
EXPLANATORY NOTE
Doral Financial Corporation (the “Company”) is filing this Amendment No. 1 to its Notification of Late Filing on Form 12b-25, dated May 11, 2007, to correct the loss per share for the quarter ended March 31, 2007 included in Part IV of thereof.
PART I — REGISTRANT INFORMATION
          DORAL FINANCIAL CORPORATION
Full Name of Registrant
          N/A
Former Name if Applicable
          1451 F.D. Roosevelt Avenue
Address of Principal Executive Office (Street and Number)
          San Juan, Puerto Rico 00920
City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     Doral Financial Corporation (the “Company”) was not able to timely file with the Securities and Exchange Commission (the “Commission”) its quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2007 (the “First Quarter 10-Q”), as a result of delays in the preparation of its unaudited consolidated financial statements to be included in the First Quarter 10-Q. The Company expects to file this annual report before the end of the month.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

César A. Ortiz	787	474-6764
Chief Accounting Officer
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the result cannot be made.
     The Company expects that its results of operations for the first quarter ended March 31, 2007 will reflect a net loss of approximately $13.5 million or $0.20 per share, compared to a net income of $17.1 million or $0.08 per share for the same period in 2006.
     As previously announced, the Company will need significant outside financing during 2007, principally for the payment of its $625 million floating rate senior notes that mature on July 20, 2007 and of amounts required under the settlement agreement dated April 27, 2007 in respect of the consolidated securities class action and shareholder derivative litigation brought against the Company following the announcement of the restatement of its financial statements in 2005. For additional information on the Company's liquidity position, please refer to the Company's Annual report on Form 10-K for the year ended December 31, 2006.
Doral Financial Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 14, 2007	By:	César A. Ortiz

Chief Accounting Officer